EXHIBIT 23.4

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Credit Suisse AG

We consent to the use of our reports dated March 24, 2017, with respect to the consolidated balance sheets of Credit Suisse AG and subsidiaries as of December 31, 2016 and 2015, and the related consolidated statements of operations, comprehensive income, changes in equity, and cash flows, for each of the years in the three-year period ended December 31, 2016, and the effectiveness of internal control over financial reporting as of December 31, 2016, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus.

KPMG AG

/s/ Nicholas Edmonds	/s/ Anthony Anzevino

Nicholas Edmonds	Anthony Anzevino
Licensed Audit Expert	Global Lead Partner

Zurich, Switzerland
June 27, 2017